April 25, 2005


By facsimile to (518) 487-7777 and U.S. Mail


Mr. Benjamin A. Shepherd
Chief Financial Officer
Lincoln Logs Ltd.
5 Riverside Drive
Chestertown, NY 12817

RE:	Lincoln Logs Ltd.
	Preliminary Information Statement on Schedule 14C
	Transaction Statement on Schedule 13E-3
	Filed March 24, 2005
	File Nos. 0-12172 and 5-37488

Dear Mr. Shepherd:

	We reviewed the filings and have the comments below. Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Pre14C

1. We note the information statement is being furnished in
connection
with the special meeting of shareholders of Lincoln Logs, and at the
meeting Lincoln Logs` securityholders will be asked to consider the
proposal to amend the Lincoln Logs` restated certificate.  Advise us,
with a view toward disclosure, whether or not unaffiliated securityholders will be executing a ballot or otherwise giving an authorization within the meaning of "proxy" as defined in Rule 14a-
1(f) of Regulation 14A at the meeting. To the extent that any securityholders will be executing a proxy at a special meeting, it appears Lincoln Logs, by virtue of its public filings, has made a communication reasonably calculated to produce the procurement or revocation of a proxy. It appears, therefore, that Lincoln Logs is engaged in a solicitation within the meaning of Rule 14a-1(l) of Regulation 14A and should be filing under cover of Schedule 14A and not Schedule 14C.  In addition, note that to the extent you
determine
to file a Schedule 14A, you should disclose all additional
disclosure
required under that schedule.
2. Tell us why Mr. John D. Shepherd is not an affiliate "engaging in
a Rule 13e-3 transaction."  It appears that Mr. Shepherd is
engaging
in a Rule 13e-3 transaction and should jointly file and sign the
Schedule 13E-3. Please revise the Schedule 13E-3 and information statement accordingly or explain supplementally why you are of the view that Mr. Shepherd is not an affiliate engaging in a Rule 13e-3 transaction.  For help in making this determination, please review
Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

3. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-
3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated securityholders and an analysis of the material factors upon which each relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of
Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure.
4. For notice of any reverse stock split, we direct your attention to the requirements of Rule 10b-17 under the Exchange Act.

Notice to Shareholders

5. Please explain in the information statement how you would arrange outlets for trading your common stock following the reverse stock split and corresponding suspension of your reporting obligations.

Summary Term Sheet - Summary of the Transaction, page 1

Summary Term Sheet
6. Please revise the summary term sheet to summarize all conflicts of interest of the board and the filing persons. In addition, consider combining the summary term sheet and the question and answer sections to avoid unnecessary repetition. Refer to Item 1001 of Regulation M-
A.
7. We note your disclosure that following the reverse stock split you will have 8,804,000 shares outstanding. It appears that based on your stock split ratio of 1:500, the number of your outstanding shares would be reduced by a factor of 500 and result in a significantly lower number of shares. Please advise or revise throughout the information statement, including the number of shares available for issuance in the subsection entitled "Effect on the Aggregate Number of Shares of the Company`s Common Stock" (page
27).

Special Factors
Elimination of costs, page 9

8. Please explain how your estimated costs of being a reporting company would rise from $210,000 in the first year subsequent to the reverse stock split to $300,000 in subsequent years.

9. We note your statement that following the suspension of reporting obligations, you will no longer have to comply with federal securities laws (page 10). Please revise to identify the federal securities laws to which Lincoln Logs will no longer be subject.

Other Valuation Methods Considered, page 15

10. The substantive fairness determination produced by all filing parties must address specifically Lincoln Logs` going concern and liquidation value and identify any reason why the values were considered irrelevant if dismissed in the fairness analysis. If the parties to the proposed transaction relied upon the findings of the independent valuation consultant to reach their fairness determination, then the parties to the transaction should adopt expressly the independent valuation consultant`s analyses and conclusions. See Q&A 20 in Release 34-17719, April 13, 1981, and revise.


Procedural Fairness, page 16

11. Expand the disclosure to identify the seven members of Lincoln Logs` board of directors who are:

* Officers of Lincoln Logs.

* A partner with the law firm engaged to provide Lincoln Logs counsel on the reverse split transaction.

* Employed by or serve as independent contractors to Lincoln Logs.

12. Discuss how in light of the negative factors concerning procedural fairness, the board decided to approve the reverse split.

March 17, 2005 Meeting of the Board of Directors, page 18

13. Specify the "wide range of possible repurchase prices" provided by management for the board to consider.

Opinion of Value, page 19

14. Disclose the compensation of Empire Valuation Consultants, LLC or
Empire for its service as independent valuation consultant. Further, disclose Empire`s compensation for any other services to Lincoln Logs in the most recent two years. Alternatively, confirm to us that there was none. See Item 1 of Schedule 14C, Item 9 of Schedule 13E-
3, and Item 1015(b)(4) of Regulation M-A.

15. Disclose whether Empire is under any obligation to update its opinion.

Summary of the Opinion of Value, page 19

16. Describe briefly the "exacting internal review process."

17. Briefly describe the guidelines established by the IRS with respect to Empire`s appraisal of your company.

18. Please explain why Empire prepared a "Limited Report."

19. Disclose the fiscal year 2006 projections provided to Empire.

20. Please expand your explanation of the "rule of thumb" used by Empire in its analysis and how it applied specifically to Lincoln
Logs.

21. Disclosure indicates that Empire determined all of the values, except adjusted book value, derived for Lincoln Logs "fell well within the appropriate range." For each methodology used by Empire, specify where within the range the value derived for Lincoln Logs fell. Further, for adjusted book value, specify what the range was in which Lincoln Logs did not fall.

22. For its capitalization of income analysis, disclosure indicates that Empire made adjustments for "certain non-recurring items."
Identify the items, and specify the amount of each adjustment.
Further, explain how the adjusted results were weighted and what the results reviewed on a pre-tax and post-tax basis were.

23. For its capitalization of income analysis, disclose the growth rate and capitalization rate used by Empire. Further, explain why Empire selected the specific growth rate and capitalization rate.

24. For its capitalization of income analysis using a debt free approach, disclosure indicates that Empire added back Lincoln
Logs`
interest expense and subtracted Lincoln Logs` outstanding debt.
State the amounts of Lincoln Logs` interest expense and outstanding debt used in the analysis.

25. For its adjusted book value calculation, disclosure indicates that Empire "adjusted" Lincoln Logs` assets and liabilities to reflect their fair market values. For each asset and liability adjusted, specify the adjustment amount. Further, briefly explain how Empire determined the fair market values of the adjusted asset and liability.

26. Disclosure indicates that Empire reviewed Lincoln Logs` trading history from June 2, 2004 through March 18, 2005. Explain why
June
2, 2004 was selected as the starting date for Empire`s review.

27. Disclosure indicates that Empire concluded Lincoln Logs` limited trading history implies that it was "not a true reflection" of fair value. Clarify how Empire considered Lincoln Logs` trading history in reaching its conclusion of Lincoln Logs` fair value. We note the disclosure in the last paragraph on page 4 of appendix C that Empire
"considered" Lincoln Logs` trading history in arriving at its conclusion of fair value.

28. Disclosure indicates that Empire concluded the aggregate fair value of Lincoln Logs as of March 18, 2005 is $4 million. Absent additional disclosure, it is unclear why Empire reached that conclusion since the $4 million is $30,000 and $60,000 below the values derived by Empire in its capitalization of income analyses. Other than capitalization of income and adjusted book value, it is unclear what other valuation methodologies, if any, Empire used to reach its conclusion. Please revise to explain.

Directors, Officers and the Affiliated Shareholders, page 26

29. In the first paragraph, specify the amount of the reduction in directors` fees.

Conflicts of Interest, page 28

30. If members of Lincoln Logs` board and Lincoln Logs` executive officers have interests in the intended or anticipated action that are in addition to those of other shareholders` interests, describe and quantify their additional interests. For example, we note the disclosure under (ii) in this subsection.

31. Include the information required by instruction 3 to Item 1013 of
Regulation M-A. Also, disclose the payments to be received by each director and officers as a result of the reverse stock split.

Documents Incorporated by Reference, page 44

32. Include the Commission`s filing number for filings by Lincoln
Logs under the Exchange Act.

33. As discussed by telephone with your counsel, since Lincoln Logs has had a loss in one of its two most recent fiscal years and does not anticipate that it will finish the full fiscal year ended January
31, 2005 without a loss, Lincoln Logs must have updated audited financial statements in the filings within 45 rather than 90 days from the end of the fiscal year ended January 31, 2005. As appropriate, revise also the disclosure in the first paragraph on page 18 and elsewhere in the information statement.

34. Revise this section`s third paragraph to indicate that
amendments
to the Schedule 13E-3 will be filed to incorporate by reference any
Exchange Act documents filed after the date of the information statement and before the date of the special meeting.
35. Please include the pro forma financial statements required by
Item 1010(b) of Regulation M-A or tell us your basis for not including them.
36. We note that you have incorporated by reference the financial statements for the year ended November 1, 2003 and the nine months ended July 31, 2004. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A.
See
Instruction 1 to Item 13 of Schedule 13E-3 and Q&A 7 in Section
I.H.7
of the Division of Corporation Finance`s Manual of Publicly
Available
Telephone Interpretations (July 2001).   The pro forma data for
the
summarized financial information specified in paragraph (c)(1) through (c)(5) of Item 1010(c) is also required, if material. Please revise to include the summary financial statements in the Schedule 14C filed in connection with this going private transaction. Appendix C

37. Revise the last sentence under "Methodology" on page 1 because disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion or other limitations on whom may rely on the opinion are unacceptable. See
Section II.D.1 of our Current Issues Outline, publicly available at our website at www.sec.gov.

38. File exhibits A through H to the opinion as exhibits to the 13E-
3.

Closing

	As appropriate, file a revised Pre14C and an amendment to the 13E-3 in response to these comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filings a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filings, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Lincoln Logs and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Lincoln Logs acknowledging that:

* Lincoln Logs is responsible for the adequacy and accuracy of the disclosures in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Lincoln Logs may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the filings or in response to our comments on the filings.

      You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 942-1978 or me at
(202) 942-2864

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Leslie M. Apple, Esq.
	Whiteman Osterman & Hanna LLP
	1 Commerce Plaza
	Albany, NY 12260



Mr. Benjamin A. Shepherd
April 25, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE